Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

Our ratios of earnings to fixed charges for the years ended December 31, 2015 and 2016, using financial information prepared in accordance with IFRS, as issued by the IASB, were:

	For the Year Ended December 31,
Period	2015	2016
	(in millions of Ch$)
Earnings:
Income before income taxes	123,029	10,905
Distributed earnings from associated companies	—	—
Fixed charges	278,692	870,028
Total earnings	401,721	880,933
Fixed charges
Interest expenses	278,692	870,028
Interest capitalized	—	—
Total fixed charges	278,692	870,028
Ratio of earnings to fixed charges	1.44	1.01